[redacted]

09058637

_____ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31351

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nova Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Front Street - Suite 999
(No. and Street)

West Conshohocken (City) PA. (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P Benedickson (610) 940-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdander & Company, LLC
(Name – *if individual, state last, first, middle name*)

Three Bala Plaza - Ste 501W (Address) Bala Cynwyd (City) PA (State) 19004-3484 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Benedickson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Capital Markets LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John H. Donegan, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires July 2, 2012
Member, Pennsylvania Association of Notaries

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NOVA CAPITAL MARKETS, LLC

DECEMBER 31, 2008

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

CONTENTS

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Members
NOVA Capital Markets, LLC

We have audited the accompanying statement of financial condition of NOVA Capital Markets, LLC as of December 31, 2008, and the related statements of operations, members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NOVA Capital Markets, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Isdaner & Company, LLC

February 5, 2009

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

NOVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 89,816
Deposits with clearing organization	780,000
Receivable from clearing organization	248,047
Furniture and equipment - at cost, less accumulated depreciation of $46,131	71,355
Intangible assets	70,000
Other assets	63,180
	$1,322,398

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 359,781
Members' capital	962,617
	$1,322,398

The accompanying notes are an integral part of this statement.

NOVA CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Commissions and other revenue		$3,078,750
Expenses:		
Employee compensation and benefits	$1,946,854	
Clearance and exchange fees	300,278	
Communications and data processing	428,510	
Occupancy	110,770	
Other	794,242	3,580,654
Net loss		($ 501,904)

The accompanying notes are an integral part of this statement.

NOVA CAPITAL MARKETS, LLC

STATEMENT OF MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$1,214,521
Capital contributions	250,000
Net loss	(501,904)
Balance, December 31, 2008	$ 962,617

The accompanying notes are an integral part of this statement.

NOVA CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	($501,904)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	41,477
Increase (decrease) in operating assets:	
Deposits with clearing organization	(280,000)
Receivable from clearing organization	(234,413)
Other assets	(44,558)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	219,099
Net cash used in operating activities	(800,299)
Cash flows from investing activities:	
Additions to furniture and equipment	(74,045)
Net cash used in investing activities	(74,045)
Cash flows from financing activities:	
Capital contributions	250,000
Net cash provided by financing activities	250,000
Net decrease in cash	(624,344)
Cash at beginning of year	714,160
Cash at end of year	$ 89,816

The accompanying notes are an integral part of this statement.

NOVA CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

(1) SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

NOVA Capital Markets, LLC (the "Company") is a Pennsylvania limited liability company formed September 7, 2007. On October 18, 2007, the Company acquired all of the capital stock of 508 Securities, Inc., a New York corporation, which merged with the Company on March 28, 2008. The Company provides broker-dealer services as a registered broker-dealer under the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC) and the Securities and Exchange Commission (SEC). The Company is engaged primarily in institutional securities brokerage services.

Revenue Recognition

Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a settlement date basis.

Income Taxes

As a limited liability company, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by the Company represent obligations of the members of the Company.

Use of Estimates

The preparation of these financials statements are in conformity with generally accepted accounting principals of the United States of America that requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates and assumptions.

Furniture and Equipment

Property and equipment are stated at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Intangible assets consist of broker-dealer licenses acquired in the acquisition of 508 Securities, Inc. They are considered to have indefinite lives and are not amortized but are tested for impairment at least annually.

(2) LEASE COMMITMENTS

The Company leases its facilities under operating leases. In addition to minimum rentals, the Company is required to pay a portion of real estate taxes, maintenance and operating expenses of the leased real estate. Future minimum rentals under all noncancelable operating leases are as follows:

2009	$152,735
2010	137,630
2011	124,963
2012	105,886
2013	107,554
Thereafter	54,194
	$682,962

Rent expense for the year ended December 31, 2008 was $110,770.

(3) EQUITY APPRECIATION RIGHTS PLAN

The Company has established an Equity Appreciation Rights Plan for the purpose of providing compensation to a select group of senior employees based on a synthetic appreciation in the value of the Company. Awards made under the Plan may not exceed 15% of the undiluted value of the Company, and accrete in value to the owner as the valuation of the Company increases above a strike price established on the date of the award. The awards vest ratably over 3 years, but also contain a provision to vest fully in the event of a change in control of the Company. Awards made under the Equity Appreciation Rights Plan have been valued at their intrinsic value on the basis of an internal business valuation. For the year ended December 31, 2008, the Company recorded $27,560 as expense relating to compensation for the Plan for the year, being the recognition of one-third of the vesting of the awards. At December 31, 2008, this amount was accrued under the Plan and is included in employee compensation in the Statement of Operations and accrued expenses in the Statement of Financial Condition.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2008, the Company's "aggregate indebtedness" and "net capital" (as defined) were $359,781 and $651,732, respectively, and its aggregate indebtedness to net capital ratio was .55 to 1.0. "Net capital" exceeded required net capital by $551,731 at that date. Rule 15c3-1 provides that equity capital may not be withdrawn if the resulting net capital of a broker-dealer would be less than the amount required under the Rule.

A calculation was not made of the reserve requirement under Rule 15c3-3 because the Company claims an exemption under Subsection (k)(2)(ii).

NOVA CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL	
Total members' equity	$962,617
Total available capital	962,617
Less nonallowable assets:	
Clearing deposits	100,000
Prepaid expenses	34,378
Fixed assets	71,355
Other assets	98,802
Option commissions	6,350
	310,885
Net capital	$651,732
AGGREGATE INDEBTEDNESS	
Accounts payable	$359,781
Total aggregate indebtedness	$359,781
Ratio of aggregate indebtedness to net capital	55%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 23,986
Required net capital	$100,000
Excess net capital	$551,731
Excess net capital at 1000%	$615,752
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$651,732
Net capital per this report	$651,732

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants On Internal Control Required by SEC Rule 17a-5

Members
NOVA Capital Markets, LLC

In planning and performing our audit of the financial statements of NOVA Capital Markets, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Isdaner & Company, LLC

February 5, 2009